EXHIBIT 99.1

Smart Balance, Inc.

Special Meeting of Stockholders

February 15, 2011

Frequently Asked Questions Regarding the Proposed Stock Option Exchange Program

The following question and answer document (“FAQ”) regarding the proposed Option Exchange Program  has been prepared by Smart Balance, Inc. (“the Company”) to serve as a supplement to the information provided in the Company’s Definitive Proxy Statement, filed with the Securities & Exchange Commission on December 27, 2010.

The Company encourages stockholders to review this FAQ document in conjunction with the Proxy Statement and recommends that stockholders vote to approve both proposals of the Option Exchange Program.

Any additional questions regarding the Proxy Statement or how to vote should be directed to Morrow & Co., LLC (800-562-5200), who is serving as Proxy Solicitor for this event.

Q - What is the Option Exchange Program and why is it important to stockholders?

The Option Exchange Program is a value-for-value exchange of stock options, which involves the forfeiture by employees of certain existing options in exchange for a lesser number of replacement options with an overall equivalent value.  Importantly, the exchange also requires employees to forfeit their existing vesting schedules on all options exchanged and to restart the four-year vesting period over again.

The Company and the Smart Balance Board of Directors (“the Board”) believe the Option Exchange Program better aligns stockholder and employee interests in building the long-term value of the Company, by providing employees an opportunity to participate in the potential equity growth that their actions are designed to create.

As more fully described below, the exchange program is designed to add no additional compensation expense to the Company versus the current program.  The Board believes the Option Exchange Program addresses stockholder concerns regarding program limits, vesting and compensation expense, while also enabling the Company to incentivize employees in a manner consistent with long-term value creation.

Q - Why are there two proposals instead of one for the Option Exchange Program in the Proxy; one for employees and one for executive officers and employee directors?

The Board recommends approval of both proposals.  By separating employees and executives, the board has given stockholders the opportunity to consider each separately.  Institutional Shareholders Services (ISS), a recognized proxy advisory firm, has recommended that stockholders vote to approve the Option Exchange Program for employees.  Although, as a matter of policy, ISS does not make similar recommendations in favor of executive option exchange programs, the Board believes the Option Exchange Program is both well-designed (e.g., expense neutral, fewer outstanding options and longer vesting) and an important retention tool for talent.  Therefore, the Board strongly recommends approval of both Proxy proposals.

Q - When will the program be implemented, what is the grant date and what will be the exercise price?

Assuming that the program is approved by stockholders on February 15, 2011, the Company can implement the program anytime within the twelve months following approval.  Once commenced, all eligible employees and executives will have 20 business days to decide whether to participate in the program.  The closing price of the stock on the 20th business day will become the new exercise price and start the new vesting schedule.  Assuming approval, the Company expects to implement the program as soon as practicable following the February 15, 2011 stockholders meeting.

Q – How many of the total outstanding options are included in the Option Exchange Program?

The program is designed to address options that were granted prior to 12/31/2008 and with strike prices significantly out of the money based on the current market price.  Of the 11.5 million total outstanding options as of 12/31/2010, only 6.6 million will be considered for the exchange.

Q - What is the impact of the Option Exchange Program to the Company’s compensation expense and, therefore, the Income Statement?

The program is structured to generate no incremental compensation expense and, therefore, have no impact on net income over the total vesting period.  Because eligible employees and executives will lose all vesting credit accumulated on options tendered into the program and are required to start a new vesting period for the replacement options received in exchange, the option-related expenses that the Company incurs will be spread over a longer time period.  As shown in the table below, the impact on stock option expense (i.e., 123r non-cash expense) in 2011 is favorable, offset by modestly unfavorable impacts in the three years following and essentially a breakeven impact in 2015, all of which nets out to a zero overall impact over the vesting period.

As is customary, we will fix the exchange ratios for the programs at the commencement of the exchange period.  By law, this period must continue for at least 20 business days.  If there is a change in the stock price or other variables between the start and the end of the 20-day exchange period, it is possible that the there may be an increase (or decrease) to the option-related expenses the Company will incur.

Stock Option Expense (123r, non-cash)
$ in Millions, except per share data
	Total	2011	2012	2013	2014	2015

Expense - current program	11.2	6.4	2.4	1.8	0.6	0.0

EPS Impact	$(0.111)	$(0.063)	$(0.024)	$(0.017)	$(0.006)	$(0.000)

Exchange program Impact:
Eligible Employees	-	(1.0)	0.2	0.3	0.4	0.1
Eligible Executives	-	(0.9)	0.3	0.3	0.3	0.0
Expense - after exchange	11.2	4.6	2.9	2.4	1.3	0.1

EPS Impact	$(0.111)	$(0.045)	$(0.029)	$(0.023)	$(0.013)	$(0.001)

Change in EPS Impact	$-	$0.018	$(0.004)	$(0.006)	$(0.006)	$(0.001)

Note: EPS calculations assume 60.8 million outstanding shares and a 40% tax rate

Q - How many options are outstanding now and how many options will there be if the Option Exchange Program is implemented?

The Option Exchange Program will reduce the number of options currently outstanding.  If both proxy proposals are approved, the Company’s 11.5 million outstanding options as of 12/31/10 will be reduced to 8.3 million options, using the $3.70 exercise price example in our Proxy Statement.  If only the employee exchange program is approved, there will be 10.3 million options outstanding.  If only the executive exchange program is approved, there will be 9.5 million options outstanding.  Generally speaking, there will be more options in the program if the new exercise price is higher than $3.70 and less if the price is lower.  The outstanding option numbers referred to above assume all eligible participants tender all eligible options in the approved program(s).

Q - What will be the average exercise price for all outstanding options after the exchange takes place?

As of 12/27/2010, the average exercise price for all outstanding options was $8.90.  The exercise price for the replacement options will not be known until the end of the exchange period.  Using the $3.70 exercise price example in our Proxy Statement for the replacement options, the average exercise price for all outstanding options would be lowered to $6.13, assuming both programs are approved and all eligible options are tendered.

Q - What is the total impact of the Option Exchange Program to EPS?

The Option Exchange program impacts the calculation of EPS in a number of ways.  First, as discussed above, there is no incremental impact to compensation expense over the total vesting period, although there is benefit in 2011, followed by modestly higher expense in the remaining years of the vesting period.  Second, the Option Exchange Program will reduce the number of options outstanding, as well as the exercise price on the options exchanged.  While a lower number of options outstanding is generally a benefit to calculating diluted EPS, a lower exercise price would generally result in increasing the number of shares that get included in the diluted EPS calculation, depending upon the trading price of Smart Balance stock during a given period.  Therefore, given the volatile nature of the financial markets and the Company’s inability to predict Smart Balance stock price in the future, there is no responsible way to estimate today what, if any, dilutive impact there might be to EPS going forward.

For additional perspective, there were 11.5 million options outstanding as of 12/31/2010 under the current program.  If both proposals are approved, using the $3.70 exercise price example in our Proxy Statement, there will be 8.3 million options outstanding after the program is implemented, assuming all eligible participants tender all eligible options.  Since the exercise price for replacement options will be less than the exercise price applicable to the currently outstanding options, the replacement options are more likely to  be “in the money” (i.e., the Company’s share price exceeds the option exercise price).  The Company calculates dilution for financial reporting using the Treasury Stock Method.  Generally speaking, options that are in the money for a given quarter or period can be partially or wholly included in the calculation of diluted EPS, regardless of vesting.

Q - What are the options available to be granted now and what will they be after the program is implemented.

As of 12/27/10, the Company had 1.9 million options available to be granted.  The Option Exchange Program does not impact the number of shares available in this option pool.  Options available to be granted can change over time due to employee terminations, new hires, promotions, and other events.

Q - What is the new vesting schedule?

Under the Option Exchange Program, eligible employees and executives will forfeit all vesting credit accumulated on options tendered into the program and are required to start a new vesting period for the replacement options received.  The replacement options will vest 25% every year starting on the first anniversary of the grant date.  See table.

Current Option Program
In millions of shares
	Outstanding Options
		Average
	# of	Exercise	Cumulative # of Options Vesting
	Options	Price	2011	2012	2013	2014	2015

Total	11.5	$8.90
Time Vested Shares	7.4		5.6	6.5	7.0	7.4	7.4
Price Vested Shares	4.1		(50% vest at $16.75, 50% vest at $20.25)

Option Program after Exchange Proposal
In millions of shares
	Outstanding Options
		Average
	# of	Exercise	Cumulative # of Options Vesting
	Options	Price	2011	2012	2013	2014	2015

Total	8.3	$6.13
Time Vested Shares	7.4		2.4	3.9	5.2	6.5	7.4
Price Vested Shares	0.9		(50% vest at $16.75, 50% vest at $20.25)

 Q - Why was $3.70 used as the new exercise price in the Proxy?

The price of Smart Balance stock was $3.70, at the time the preliminary Proxy filing to the SEC was prepared.  Because the program is a value-for-value exchange, changes in the price of the stock and other factors will change the number of replacement options.  For example, at $3.70 the number of replacement options is 3.5 million, including both eligible employees and eligible executives.  As an illustration, if the price at the time of the exchange is $4.46, the number of replacement options would total approximately 4 million.

Important Information

The Company has not initiated the Option Exchange Program and will not do so unless we submit the Option Exchange Program for approval by the Company’s stockholders and we obtain approval from the Company’s stockholders at our Special Meeting of Stockholders scheduled for February 15, 2011.  Even if stockholder approval is obtained, the Company may still decide to not implement the program or to delay its implementation.  The Company has filed with the Securities and Exchange Commission (SEC) a definitive proxy statement for a special meeting of stockholders to be held to vote on the Option Exchange Program.  Stockholders of the Company should read the proxy statement and other related materials when they become available because they will contain important information about the Option Exchange Program, including information relating to the Company's participants in the Company's solicitation of proxies and their interests in the Option Exchange Program.   In addition, if the program is commenced, the Company will file a Tender Offer Statement on Schedule TO with the SEC.  If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program.  Company stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

Forward-looking Statements

Statements made in these questions and answers that are not historical facts, including statements about the Company’s plans, strategies, beliefs and expectations, are forward-looking and should be evaluated as such.  These statements may include use of the words “expect”, “anticipate”, “plan”, “intend”, “project”, “may”, “believe” and similar expressions.  Forward-looking statements speak only as of the date they are made, and, except for the Company’s ongoing obligations under the U.S. federal securities laws, the Company undertakes no obligation to publicly update any forward-looking statement, whether to reflect actual results of operations, changes in financial condition, changes in general economic or business conditions, changes in estimates, expectations or assumptions, or circumstances or events arising after the issuance of this press release.  Actual results may differ materially from such forward-looking statements for a number of reasons, including those risks and uncertainties set forth in the Company’s filings with the SEC and the Company’s ability to:

•	maintain margins during periods of commodity cost fluctuations;
•	introduce and expand distribution of new products;
•	meet marketing and infrastructure needs;
•	respond to changes in consumer demand;
•	respond to adverse publicity affecting the Company or industry;
•	comply with regulatory requirements;
•	maintain existing relationships with and secure new customers;
•	continue to rely on third party distributors, manufacturers and suppliers;
•	sell our products in a competitive environment and with increasingly price sensitive consumers;
•
continue to rely on the estimates or judgments related to our impairment analysis, which if changed could have a significant impact on recoverability of the Company’s goodwill and could have a material impact on its consolidated financial statements; and

•	improve future operations in connection with our realignment program.

About Smart Balance, Inc.

Smart Balance, Inc. (NasdaqGM: SMBL) is committed to providing superior tasting heart healthier alternatives in every category it enters by avoiding trans fats naturally, balancing fats and/or reducing saturated fats, total fat and cholesterol, and/or by incorporating ingredients that consumers may be missing in their diets.  The company markets the Smart Balance® line of products, which include Smart Balance® Buttery Spreads, Milks, Butter Blend Sticks, Sour Creams, Peanut Butter, Microwave Popcorn, Cooking Oil, Mayonnaise, Non-Stick Cooking Spray and Cheese, and also markets natural food products under the Earth Balance® brand and healthier lifestyle products under the Bestlife™ brand.

For more information about Smart Balance, Inc., Smart Balance® products and the Smart Balance™ Food Plan, please visit www.smartbalance.com.

Investor Contact:
John Mintz
Vice President Finance & Investor Relations
Smart Balance, Inc.
investor@smartbalance.com
201-568-9300